SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of the Report: October 25, 2006

G. WILLI-FOOD INTERNATIONAL LTD. (Translation of registrant’s name into English)

3 Nahal Snir St., Yavne, Israel 81224 (Address of principal executive offices)

        Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

        Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

        If “YES” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

EXPLANATORY NOTE

        In anticipation of the filing of a resale registration statement on Form F-3 covering shares held by shareholders of G. Willi-Food International Ltd. (the “Company”), attached hereto and incorporated by reference herein are the following financials statements of the Company, prepared in accordance with generally accepted accounting principles in the United States:

1.	Condensed Consolidated Balance Sheets as of June 30, 2006 (unaudited) and December 31, 2005.

2.	Condensed Consolidated Statements of Operations for the three and six month periods ended June 30, 2006 and June 30, 2005 (unaudited).

3.	Statements of Shareholders’ Equity for the period ended June 30, 2006 (unaudited).

4.	Consolidated Statements of Cash Flows for the six month periods ended June 30, 2006 and June 30, 2005 (unaudited).

        This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-11848) of the Company.

SIGNATURES

        In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. By: /s/ Albert Israeli —————————————— Albert Israeli Chief Financial Officer

Dated: October 25, 2006

EXHIBIT INDEX

Exhibit	Description

99.1	Financial Statements of the Company